EX-FILING FEES
Calculation of Filing Fee Tables
Schedule TO
(Form Type)

North Haven Private Income Fund LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$157,052,556.00 (1)	0.01531%	$24,044.75 (2)
Fees Previously Paid			—
Total Transaction Valuation	$157,052,556.00
Total Fees Due for Filing			$24,044.75
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$24,044.75

(1) Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 8,265,924 Class S Units of North Haven Private Income Fund LLC at a price equal to $19.00 per unit, which represents the Company’s net asset value as of September 30, 2024.

(2) Calculated at $153.10 per $1,000,000 of the transaction value.